Capacity Coverage Company of New Jersey, Inc.
Insurance and Financial Services

Acknowledgement of Insurance
By:
Capacity Coverage Company
Executive Liability Division
One International Blvd.
Mahwah, NJ 07495

A. Insured:	Memorial Funds/Monteagle Funds

B. Address:	c/o Parkway Advisors
6550 Directors Parkway
Abilene, TX 79606

C. Type of Coverage:	Financial Institution Investment Company Asset Protection Bond

D. Insurer:	Federal Insurance Company/Chubb & Son
1311 Mamaroneck Avenue
White Plains, NY 10605

E. Limit of Liability:	Increase Limit to $525,000, unless noted elsewhere

F. Deductible:	$10,000 per Loss

G. Policy Number:	81574601

H. Effective:	July 14, 2006 to March 16, 2007 (12:01 A.M. EST)

One International Blvd. * Mahwah, New Jersey 07495
Telephone 201-661-2000 * Fax 201-661-2499

Acknowledgement of Insurance

I. Premium:	$500-Flat

J. Endorsements:	1. Add endorsement to increase limit

This acknowledgement of insurance is confirmation of a policy transaction. This acknowledgment is not a binder. Binders can be issued by the insurance company only. This acknowledgement is a summary of policy terms and conditions. Please refer to the actual policy and endorsements for specific contract language. The policy and endorsements supersede any terms and conditions within this acknowledgement of insurance.

/s/ Kevin McGuire	7/5/06
Kevin McGuire	Date
Capacity Coverage Company

One International Blvd. * Mahwah, New Jersey 07495
Telephone 201-661-2000 * Fax 201-661-2499

20. Annual Review of Fidelity and E&O/D&O Coverage

The Chairman advised that the next matters for discussion are: to authorize renewal and approve form and amount of fidelity bond coverage; and to consider whether to continue the E&O/D&O insurance coverage. He advised that “Renewal Applications” have been completed and forwarded with respect to the fidelity bond and the E&O/D&O coverage; and directed the Board’s attention to the quotes and descriptive data under Tab 26 of the Board Binder. It was noted that the quotes are from the Trust’s current provider, Chubb Group of Insurance Companies, underwritten in Federal Insurance Company. Messrs. Peterson and Ordonio advised that the base policies are not included in the materials; that the base policies are to remain unchanged; and that the changes are reflected in the endorsements included in the materials. The Board’s attention was directed to the summary pages listing the endorsements and a cryptic description of “Changes at Renewal:”

At renewal, bond premium went up $736 to $3,000. The premium for the Professional Liability coverage remained flat a $14,000. Both coverages have options for higher limits with alternative deductible options.

The quotes do contemplate coverage for Monteagle Funds, when transaction is completed. With the increase in total assets under management, achieving a flat renewal is an accomplishment in today’s market place.

With respect to the deductible language, it was noted that fidelity bond coverage may not be diluted by a deductible and that the policy has no deductible for the required coverages. The Trustees also noted the notice of terrorism coverage (as required by the Terrorism Risk Insurance Act of 2002) and that the Trust’s policy includes such coverage.

It was noted that Chubb group has offered to provide booklets discussing investment company insurance coverage. The Trustees requested that management obtain copies for all present.

Rule 17g-1 Fidelity Bond

The Board discussed the form and amount of the bond. The amount of coverage required by Rule 17g-1 and the endorsements were discussed. It was noted that the fidelity bond is for the Trust only - that is, it is not a “joint insured bond” as referenced in Rule 17g-1 under the Investment Company Act; and that Parkway has separate coverage. After full discussion, upon motion duly made and seconded, the following recitals and resolutions were unanimously adopted (with a separate unanimous vote of the independent Trustees).

WHEREAS the Trustees of the Memorial Funds have been provided data covering the Funds’ fidelity bonding requirements, and proposed fidelity bond coverage to be obtained in March 2006; and

WHEREAS the Trustees, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the Investment Company Act, after having given due consideration to the value of the aggregate assets of the Funds to which any covered person may have access, the type and term of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Funds’ portfolios, the data on whether other parties are named as insured parties under said bond, understanding that the form of bond does not change upon renewal, find that the fidelity bond coverage to be obtained from Chubb Group of Insurance Companies, underwritten in Federal Insurance Company in the amount of $450,000 covering Trustees and officers of the Funds to be reasonable in form and amount;

NOW, THEREFORE, BE IT

RESOLVED that officers of the Trust be, and each hereby is, authorized and directed to cause the Trust to obtain the fidelity bond coverage described and to pay the premiums therefore ratably among the Funds; and be it further

RESOLVED that the Secretary of the Trust be and hereby is directed to file the fidelity bond, these resolutions and any other required data with the Securities and Exchange Commission and give the notices required by paragraph (g) of Rule 17g-1 under the Investment Company Act; and be it further

RESOLVED that officers of the Trust be, and each hereby is, authorized, instructed and directed to monitor aggregate assets in the Funds to insure that the Trust’s fidelity bond coverage complies with the schedule set for the in Rule 17g-1 under the Act, to cause the Trust to increase fidelity bond coverage if necessary, and, after such action, to submit data concerning such action for Board review and approval at its next meeting.

Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey
07059                                           COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81574601

MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

                             FEDERAL INSURANCE COMPANY
C/O PARKWAY ADVISORS,        Incorporated under the laws of Indiana
6550 DIRECTORS PARKWAY       a stock insurance company herein called the COMPANY
ABILENE, TEX 79606           Capital Center, 251 North Illinois, Suite 1100
                             Indianapolis, IN 46204-1927

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ITEM 1.  BOND PERIOD: from 12:01 a.m. on March 16, 2006
                        to 12:01 a.m. on March 16, 2007

ITEM 2.  LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

         If "Not Covered" is inserted below opposite any specified INSURING
         CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under
         INSURING CLAUSE 1. sustained by any Investment Company.

                                                       LIMIT OF      DEDUCTIBLE
INSURING CLAUSE                                       LIABILITY        AMOUNT
---------------                                      ------------   ------------

 1.  Employee                                        $    450,000   $     10,000
 2.  On Premises                                     $    450,000   $     10,000
 3.  In Transit                                      $    450,000   $     10,000
 4.  Forgery or Alteration                           $    450,000   $     10,000
 5.  Extended Forgery                                $    450,000   $     10,000
 6.  Counterfeit Money                               $    450,000   $     10,000
 7.  Threats to Person                               $    450,000   $     10,000
 8.  Computer System                                 $    450,000   $     10,000
 9.  Voice Initiated Funds Transfer Instruction      $    450,000   $     10,000
10.  Uncollectible Items of Deposit                  $     50,000   $     10,000
11.  Audit Expense                                   $     50,000   $     10,000

ITEM 3.  THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
         FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

         1. Deleting Valuation-Other Property Endt 2. Sub-Adviser Endt
         3. Compliance w/Trade Sanctions Laws Endt 4. Texas Amendatory Endt
         5. Amend Name of Assured Endt

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macon                    /s/ Thomas F. Motamed
-------------------                    ---------------------
Secretary                              President

                                       /s/ Robert Hamburger
-------------------                    --------------------
Countersigned by                       Authorizd Representative

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ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

                        The COMPANY, in consideration of payment of the required
                        premium, and in reliance on the APPLICATION and all
                        other statements made and information furnished to the
                        COMPANY by the ASSURED, and subject to the DECLARATIONS
                        made a part of this Bond and to all other terms and
                        conditions of this Bond, agrees to pay the ASSURED for:

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Insuring Clauses

Employee                1.    Loss resulting directly from Larceny or
                              Embezzlement committed by any Employee, alone or
                              in collusion with others.

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On Premises             2.    Loss of Property resulting directly from robbery,
                              burglary, false pretenses, common law or statutory
                              larceny, misplacement, mysterious unexplainable
                              disappearance, damage, destruction or removal,
                              from the possession, custody or control of the
                              ASSURED, while such Property is lodged or
                              deposited at premises located anywhere.

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In Transit              3.    Loss of Property resulting directly from common
                              law or statutory larceny, misplacement, mysterious
                              unexplainable disappearance, damage or
                              destruction, while the Property is in transit
                              anywhere:

                              a.    in an armored motor vehicle, including
                                    loading and unloading thereof,

                              b.    in the custody of a natural person acting as
                                    a messenger of the ASSURED, or

                              c.    in the custody of a Transportation Company
                                    and being transported in a conveyance other
                                    than an armored motor vehicle provided,
                                    however, that covered Property transported
                                    in such manner is limited to the following:

                                    (1)   written records,

                                    (2)   securities issued in registered form,
                                          which are not endorsed or are
                                          restrictively endorsed, or

                                    (3)   negotiable instruments not payable to
                                          bearer,which are not endorsed or are
                                          restrictively endorsed.

            Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation
            Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

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Insuring Clauses
(continued)

Forgery Or Alteration   4.    Loss resulting directly from:

                              a.    Forgery on, or fraudulent material
                                    alteration of, any bills of exchange,
                                    checks, drafts, acceptances, certificates of
                                    deposits, promissory notes, due bills, money
                                    orders, orders upon public treasuries,
                                    letters of credit, other written promises,
                                    orders or directions to pay sums certain in
                                    money, or receipts for the withdrawal of
                                    Property, or

                              b.    transferring, paying or delivering any funds
                                    or other Property, or establishing any
                                    credit or giving any value in reliance on
                                    any written instructions, advices or
                                    applications directed to the ASSURED
                                    authorizing or acknowledging the transfer,
                                    payment, delivery or receipt of funds or
                                    other Property, which instructions, advices
                                    or applications fraudulently purport to bear
                                    the handwritten signature of any customer of
                                    the ASSURED, or shareholder or subscriber to
                                    shares of an Investment Company, or of any
                                    financial institution or Employee but which
                                    instructions, advices or applications either
                                    bear a Forgery or have been fraudulently
                                    materially altered without the knowledge and
                                    consent of such customer, shareholder,
                                    subscriber, financial institution or
                                    Employee;

                              excluding, however, under this INSURING CLAUSE any
                              loss covered under INSURING CLAUSE 5. of this
                              Bond, whether or not coverage for INSURING CLAUSE
                              5. is provided for in the DECLARATIONS of this
                              Bond.

                              For the purpose of this INSURING CLAUSE, a
                              mechanically reproduced facsimile signature is
                              treated the same as a handwritten signature.

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Extended Forgery        5.    Loss resulting directly from the ASSURED having,
                              in good faith, and in the ordinary course of
                              business, for its own account or the account of
                              others in any capacity:

                              a.    acquired, accepted or received, accepted or
                                    received, sold or delivered, or given value,
                                    extended credit or assumed liability, in
                                    reliance on any original Securities,
                                    documents or other written instruments which
                                    prove to:

                                    (1)   bear a Forgery or a fraudulently
                                          material alteration,

                                    (2)   have been lost or stolen, or

                                    (3)   be Counterfeit, or

                              b.    guaranteed in writing or witnessed any
                                    signatures on any transfer, assignment, bill
                                    of sale, power of attorney, guarantee,
                                    endorsement or other obligation upon or in
                                    connection with any Securities, documents or
                                    other written instruments.

                              Actual physical possession, and continued actual
                              physical possession if taken as collateral, of
                              such Securities, documents or other written
                              instruments by an Employee, Custodian, or a
                              Federal or State chartered deposit institution of
                              the ASSURED is a condition precedent to the
                              ASSURED having relied on such items. Release or
                              return of such collateral is an acknowledgment by
                              the ASSURED that it no longer relies on such
                              collateral.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

Insuring Clauses

Extended Forgery              For the purpose of this INSURING CLAUSE, a
(continued)                   mechanically reproduced facsimile signature is
                              treated the same as a handwritten signature.

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Counterfeit Money       6.    Loss resulting directly from the receipt by the
                              ASSURED in good faith of any Counterfeit money.

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Threats To Person       7.    Loss resulting directly from surrender of Property
                              away from an office of the ASSURED as a result of
                              a threat communicated to the ASSURED to do bodily
                              harm to an Employee as defined in Section 1.e.
                              (1), (2) and (5), a Relative or invitee of such
                              Employee, or a resident of the household of such
                              Employee, who is, or allegedly is, being held
                              captive provided, however, that prior to the
                              surrender of such Property:

                              a.    the Employee who receives the threat has
                                    made a reasonable effort to notify an
                                    officer of the ASSURED who is not involved
                                    in such threat, and

                              b.    the ASSURED has made a reasonable effort to
                                    notify the Federal Bureau of Investigation
                                    and local law enforcement authorities
                                    concerning such threat.

                              It is agreed that for purposes of this INSURING
                              CLAUSE, any Employee of the ASSURED, as set forth
                              in the preceding paragraph, shall be deemed to be
                              an ASSURED hereunder, but only with respect to the
                              surrender of money, securities and other tangible
                              personal property in which such Employee has a
                              legal or equitable interest.

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Computer System         8.    Loss resulting directly from fraudulent:

                              a.    entries of data into, or

                              b.    changes of data elements or programs within,

                              a Computer System, provided the fraudulent entry
                              or change causes:

                                    (1)   funds or other property to be
                                          transferred, paid or delivered,

                                    (2)   an account of the ASSURED or of its
                                          customer to be added, deleted, debited
                                          or credited, or

                                    (3)   an unauthorized account or a
                                          fictitious account to be debited or
                                          credited.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds   9.    Loss resulting directly from Voice Initiated Funds
Transfer Instruction          Transfer Instruction to the ASSURED authorizing
                              the transfer of dividends or redemption directed
                              proceeds of Investment Company shares from a
                              Customer's account, provided such Voice Initiated
                              Funds Transfer Instruction was:

                              a.    received at the ASSURED'S offices by those
                                    Employees of the ASSURED specifically
                                    authorized to receive the Voice Initiated
                                    Funds Transfer Instruction,

                              b.    made by a person purporting to be a
                                    Customer, and

                              c.    made by said person for the purpose of
                                    causing the ASSURED or Customer to sustain a
                                    loss or making an improper personal
                                    financial gain for such person or any other
                                    person.

                              In order for coverage to apply under this INSURING
                              CLAUSE, all Voice Initiated Funds Transfer
                              Instructions must be received and processed in
                              accordance with the Designated Procedures outlined
                              in the APPLICATION furnished to the COMPANY.

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Uncollectible Items of  10.   Loss resulting directly from the ASSURED having
Deposit                       credited an account of a customer, shareholder or
                              subscriber on the faith of any Items of Deposit
                              which prove to be uncollectible, provided that the
                              crediting of such account causes:

                              a.    redemptions or withdrawals to be permitted,

                              b.    shares to be issued, or

                              c.    dividends to be paid,

                              from an account of an Investment Company.

                              In order for coverage to apply under this INSURING
                              CLAUSE, the ASSURED must hold Items of Deposit for
                              the minimum number of days stated in the
                              APPLICATION before permitting any redemptions or
                              withdrawals, issuing any shares or paying any
                              dividends with respect to such Items of Deposit.

                              Items of Deposit shall not be deemed uncollectible
                              until the ASSURED'S standard collection procedures
                              have failed.

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Audit Expense           11.   Expense incurred by the ASSURED for that part of
                              the cost of audits or examinations required by any
                              governmental regulatory authority or
                              self-regulatory organization to be conducted by
                              such authority, organization or their appointee by
                              reason of the discovery of loss sustained by the
                              ASSURED and covered by this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

General Agreements

Additional Companies    A.    If more than one corporation, or Investment
Included As Assured           Company, or any combination of them is included as
                              the ASSURED herein:

                              (1)   The total liability of the COMPANY under
                                    this Bond for loss or losses sustained by
                                    any one or more or all of them shall not
                                    exceed the limit for which the COMPANY would
                                    be liable under this Bond if all such loss
                                    were sustained by any one of them.

                              (2)   Only the first named ASSURED shall be deemed
                                    to be the sole agent of the others for all
                                    purposes under this Bond, including but not
                                    limited to the giving or receiving of any
                                    notice or proof required to be given and for
                                    the purpose of effecting or accepting any
                                    amendments to or termination of this Bond.
                                    The COMPANY shall furnish each Investment
                                    Company with a copy of the Bond and with any
                                    amendment thereto, together with a copy of
                                    each formal filing of claim by any other
                                    named ASSURED and notification of the terms
                                    of the settlement of each such claim prior
                                    to the execution of such settlement.

                              (3)   The COMPANY shall not be responsible for the
                                    proper application of any payment made
                                    hereunder to the first named ASSURED.

                              (4)   Knowledge possessed or discovery made by any
                                    partner, director, trustee, officer or
                                    supervisory employee of any ASSURED shall
                                    constitute knowledge or discovery by all the
                                    ASSUREDS for the purposes of this Bond.

                              (5)   If the first named ASSURED ceases for any
                                    reason to be covered under this Bond, then
                                    the ASSURED next named on the APPLICATION
                                    shall thereafter be considered as the first
                                    named ASSURED for the purposes of this Bond.

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Representation Made By  B.    The ASSURED represents that all information it has
Assured                       furnished in the APPLICATION for this Bond or
                              otherwise is complete, true and correct. Such
                              APPLICATION and other information constitute part
                              of this Bond.

                              The ASSURED must promptly notify the COMPANY of
                              any change in any fact or circumstance which
                              materially affects the risk assumed by the COMPANY
                              under this Bond.

                              Any intentional misrepresentation, omission,
                              concealment or incorrect statement of a material
                              fact, in the APPLICATION or otherwise, shall be
                              grounds for recision of this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

General Agreements
(continued)

Additional Offices Or   C.    If the ASSURED, other than an Investment Company,
Employees -                   while this Bond is in force, merges or
Consolidation, Merger         consolidates with, or purchases or acquires assets
Or Purchase Or                or liabilities of another institution, the ASSURED
Acquisition Of Assets         shall not have the coverage afforded under this
Or Liabilities -              Bond for loss which has:
Notice To Company
                              (1)   occurred or will occur on premises, or

                              (2)   been caused or will be caused by an
                                    employee, or

                              (3)   arisen or will arise out of the assets or
                                    liabilities,

                              of such institution, unless the ASSURED:

                              a.    gives the COMPANY written notice of the
                                    proposed consolidation, merger or purchase
                                    or acquisition of assets or liabilities
                                    prior to the proposed effective date of such
                                    action, and

                              b.    obtains the written consent of the COMPANY
                                    to extend some or all of the coverage
                                    provided by this Bond to such additional
                                    exposure, and

                              c.    on obtaining such consent, pays to the
                                    COMPANY an additional premium.

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Change Of Control -     D.    When the ASSURED learns of a change in control
Notice To Company             (other than in an Investment Company), as set
                              forth in Section 2(a) (9) of the Investment
                              Company Act of 1940, the ASSURED shall within
                              sixty (60) days give written notice to the COMPANY
                              setting forth:

                              (1)   the names of the transferors and transferees
                                    (or the names of the beneficial owners if
                                    the voting securities are registered in
                                    another name),

                              (2)   the total number of voting securities owned
                                    by the transferors and the transferees (or
                                    the beneficial owners), both immediately
                                    before and after the

                              (3)   transfer, and the total number of
                                    outstanding voting securities.

                              Failure to give the required notice shall result
                              in termination of coverage for any loss involving
                              a transferee, to be effective on the date of such
                              change in control.

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Court Costs And         E.    The COMPANY will indemnify the ASSURED for court
Attorneys' Fees               costs and reasonable attorneys' fees incurred and
                              paid by the ASSURED in defense, whether or not
                              successful, whether or not fully litigated on the
                              merits and whether or not settled, of any claim,
                              suit or legal proceeding with respect to which the
                              ASSURED would be entitled to recovery under this
                              Bond. However, with respect to INSURING CLAUSE 1.,
                              this Section shall only apply in the event that:

                              (1)   an Employee admits to being guilty of
                                    Larceny or Embezzlement,

                              (2)   an Employee is adjudicated to be guilty of
                                    Larceny or Embezzlement, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

General Agreements

Court Costs And               (3)   in the absence of 1 or 2 above, an
Attorneys' Fees                     arbitration panel agrees, after a review of
(continued)                         an agreed statement of facts between the
                                    COMPANY and the ASSURED, that an Employee
                                    would be found guilty of Larceny or
                                    Embezzlement if such Employee were
                                    prosecuted.

                              The ASSURED shall promptly give notice to the
                              COMPANY of any such suit or legal proceeding and
                              at the request of the COMPANY shall furnish copies
                              of all pleadings and pertinent papers to the
                              COMPANY. The COMPANY may, at its sole option,
                              elect to conduct the defense of all or part of
                              such legal proceeding. The defense by the COMPANY
                              shall be in the name of the ASSURED through
                              attorneys selected by the COMPANY. The ASSURED
                              shall provide all reasonable information and
                              assistance as required by the COMPANY for such
                              defense.

                              If the COMPANY declines to defend the ASSURED, no
                              settlement without the prior written consent of
                              the COMPANY nor judgment against the ASSURED shall
                              determine the existence, extent or amount of
                              coverage under this Bond.

                              If the amount demanded in any such suit or legal
                              proceeding is within the DEDUCTIBLE AMOUNT, if
                              any, the COMPANY shall have no liability for court
                              costs and attorney's fees incurred in defending
                              all or part of such suit or legal proceeding.

                              If the amount demanded in any such suit or legal
                              proceeding is in excess of the LIMIT OF LIABILITY
                              stated in ITEM 2. of the DECLARATIONS for the
                              applicable INSURING CLAUSE, the COMPANY'S
                              liability for court costs and attorney's fees
                              incurred in defending all or part of such suit or
                              legal proceedings is limited to the proportion of
                              such court costs and attorney's fees incurred that
                              the LIMIT OF LIABILITY stated in ITEM 2. of the
                              DECLARATIONS for the applicable INSURING CLAUSE
                              bears to the total of the amount demanded in such
                              suit or legal proceeding.

                              If the amount demanded is any such suit or legal
                              proceeding is in excess of the DEDUCTIBLE AMOUNT,
                              if any, but within the LIMIT OF LIABILITY stated
                              in ITEM 2. of the DECLARATIONS for the applicable
                              INSURING CLAUSE, the COMPANY'S liability for court
                              costs and attorney's fees incurred in defending
                              all or part of such suit or legal proceedings
                              shall be limited to the proportion of such court
                              costs or attorney's fees that the amount demanded
                              that would be payable under this Bond after
                              application of the DEDUCTIBLE AMOUNT, bears to the
                              total amount demanded.

                              Amounts paid by the COMPANY for court costs and
                              attorneys' fees shall be in addition to the LIMIT
                              OF LIABILITY stated in ITEM 2. of the
                              DECLARATIONS.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

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Conditions And
Limitations

Definitions             1.    As used in this Bond:

                              a.    Computer System means a computer and all
                                    input, output, processing, storage, off-line
                                    media libraries, and communication
                                    facilities which are connected to the
                                    computer and which are under the control and
                                    supervision of the operating system(s) or
                                    application(s) software used by the ASSURED.

                              b.    Counterfeit means an imitation of an actual
                                    valid original which is intended to deceive
                                    and be taken as the original.

                              c.    Custodian means the institution designated
                                    by an Investment Company to maintain
                                    possession and control of its assets.

                              d.    Customer means an individual, corporate,
                                    partnership, trust customer, shareholder or
                                    subscriber of an Investment Company which
                                    has a written agreement with the ASSURED for
                                    Voice Initiated Funds Transfer Instruction.

                              e.    Employee means:

                                    (1)   an officer of the ASSURED,

                                    (2)   a natural person while in the regular
                                          service of the ASSURED at any of the
                                          ASSURED'S premises and compensated
                                          directly by the ASSURED through its
                                          payroll system and subject to the
                                          United States Internal Revenue Service
                                          Form W -2 or equivalent income
                                          reporting plans of other countries,
                                          and whom the ASSURED has the right to
                                          control and direct both as to the
                                          result to be accomplished and details
                                          and means by which such result is
                                          accomplished in the performance of
                                          such service,

                                    (3)   a guest student pursuing studies or
                                          performing duties in any of the
                                          ASSURED'S premises,

                                    (4)   an attorney retained by the ASSURED
                                          and an employee of such attorney while
                                          either is performing legal services
                                          for the ASSURED,

                                    (5)   a natural person provided by an
                                          employment contractor to perform
                                          employee duties for the ASSURED under
                                          the ASSURED'S supervision at any of
                                          the ASSURED'S premises,

                                    (6)   an employee of an institution merged
                                          or consolidated with the ASSURED prior
                                          to the effective date of this Bond,

                                    (7)   a director or trustee of the ASSURED,
                                          but only while performing acts within
                                          the scope of the customary and usual
                                          duties of any officer or other
                                          employee of the ASSURED or while
                                          acting as a member of any committee
                                          duly elected or appointed to examine
                                          or audit or have custody of or access
                                          to Property of the ASSURED, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

Conditions And
Limitations

Definitions                         (8)   each natural person, partnership or
(continued)                               corporation authorized by written
                                          agreement with the ASSURED to perform
                                          services as electronic data processor
                                          of checks or other accounting records
                                          related to such checks but only while
                                          such person, partnership or
                                          corporation is actually performing
                                          such services and not:

                                          a.    creating, preparing, modifying
                                                or maintaining the ASSURED'S
                                                computer software or programs,
                                                or

                                          b.    acting as transfer agent or in
                                                any other agency capacity in
                                                issuing checks, drafts or
                                                securities for the ASSURED,

                                    (9)   any partner, officer or employee of an
                                          investment advisor, an underwriter
                                          (distributor), a transfer agent or
                                          shareholder accounting recordkeeper,
                                          or an administrator, for an Investment
                                          Company while performing acts coming
                                          within the scope of the customary and
                                          usual duties of an officer or employee
                                          of an Investment Company or acting as
                                          a member of any committee duly elected
                                          or appointed to examine, audit or have
                                          custody of or access to Property of an
                                          Investment Company.

                                          The term Employee shall not include
                                          any partner, officer or employee of a
                                          transfer agent, shareholder accounting
                                          recordkeeper or administrator:

                                          a.    which is not an "affiliated
                                                person" (as defined in Section
                                                2(a) of the Investment Company
                                                Act of 1940) of an Investment
                                                Company or of the investment
                                                advisor or underwriter
                                                (distributor) of such Investment
                                                Company, or

                                          b.    which is a "bank" (as defined in
                                                Section 2(a) of the Investment
                                                Company Act of 1940).

                                                This Bond does not afford
                                                coverage in favor of the
                                                employers of persons as set
                                                forth in e. (4), (5) and (8)
                                                above, and upon payment to the
                                                ASSURED by the COMPANY resulting
                                                directly from Larceny or
                                                Embezzlement committed by any of
                                                the partners, officers or
                                                employees of such employers,
                                                whether acting alone or in
                                                collusion with others, an
                                                assignment of such of the
                                                ASSURED'S rights and causes of
                                                action as it may have against
                                                such employers by reason of such
                                                acts so committed shall, to the
                                                extent of such payment, be given
                                                by the ASSURED to the COMPANY,
                                                and the ASSURED shall execute
                                                all papers necessary to secure
                                                to the COMPANY the rights
                                                provided for herein.

                                          Each employer of persons as set forth
                                          in e.(4), (5) and (8) above and the
                                          partners, officers and other employees
                                          of such employers shall collectively
                                          be deemed to be one person for all the
                                          purposes of this Bond; excepting,
                                          however, the fifth paragraph of
                                          Section 13.

                                          Independent contractors not specified
                                          in e.(4), (5) or (8) above,
                                          intermediaries, agents, brokers or
                                          other representatives of the same
                                          general character shall not be
                                          considered Employees.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

Conditions And
Limitations

Definitions                   f.    Forgery means the signing of the name of
(continued)                         another natural person with the intent to
                                    deceive but does not mean a signature which
                                    consists in whole or in part of one's own
                                    name, with or without authority, in any
                                    capacity for any purpose.

                              g.    Investment Company means any investment
                                    company registered under the Investment
                                    Company Act of 1940 and listed under the
                                    NAME OF ASSURED on the DECLARATIONS.

                              h.    Items of Deposit means one or more checks or
                                    drafts drawn upon a financial institution in
                                    the United States of America.

                              i.    Larceny or Embezzlement means larceny or
                                    embezzlement as defined in Section 37 of the
                                    Investment Company Act of 1940.

                              j.    Property means money, revenue and other
                                    stamps; securities; including any note,
                                    stock, treasury stock, bond, debenture,
                                    evidence of indebtedness, certificate of
                                    deposit, certificate of interest or
                                    participation in any profit- sharing
                                    agreement, collateral trust certificate,
                                    preorganization certificate or subscription,
                                    transferable share, investment contract,
                                    voting trust certificate, certificate of
                                    deposit for a security, fractional undivided
                                    interest in oil, gas, or other mineral
                                    rights, any interest or instruments commonly
                                    known as a security under the Investment
                                    Company Act of 1940, any other certificate
                                    of interest or participation in, temporary
                                    or interim certificate for, receipt for,
                                    guarantee of, or warrant or right to
                                    subscribe to or purchase any of the
                                    foregoing; bills of exchange; acceptances;
                                    checks; withdrawal orders; money orders;
                                    travelers' letters of credit; bills of
                                    lading; abstracts of title; insurance
                                    policies, deeds, mortgages on real estate
                                    and/or upon chattels and interests therein;
                                    assignments of such policies, deeds or
                                    mortgages; other valuable papers, including
                                    books of accounts and other records used by
                                    the ASSURED in the conduct of its business
                                    (but excluding all electronic data
                                    processing records); and, all other
                                    instruments similar to or in the nature of
                                    the foregoing in which the ASSURED acquired
                                    an interest at the time of the ASSURED'S
                                    consolidation or merger with, or purchase of
                                    the principal assets of, a predecessor or
                                    which are held by the ASSURED for any
                                    purpose or in any capacity and whether so
                                    held gratuitously or not and whether or not
                                    the ASSURED is liable therefor.

                              k.    Relative means the spouse of an Employee or
                                    partner of the ASSURED and any unmarried
                                    child supported wholly by, or living in the
                                    home of, such Employee or partner and being
                                    related to them by blood, marriage or legal
                                    guardianship.

                              l.    Securities, documents or other written
                                    instruments means original (including
                                    original counterparts) negotiable or
                                    non-negotiable instruments, or assignments
                                    thereof, which in and of themselves
                                    represent an equitable interest, ownership,
                                    or debt and which are in the ordinary course
                                    of business transferable by delivery of such
                                    instruments with any necessary endorsements
                                    or assignments.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

Conditions And
Limitations

Definitions                   m.    Subsidiary means any organization that, at
(continued)                         the inception date of this Bond, is named in
                                    the APPLICATION or is created during the
                                    BOND PERIOD and of which more than fifty
                                    percent (50%) of the outstanding securities
                                    or voting rights representing the present
                                    right to vote for election of directors is
                                    owned or controlled by the ASSURED either
                                    directly or through one or more of its
                                    subsidiaries.

                              n.    Transportation Company means any
                                    organization which provides its own or its
                                    leased vehicles for transportation or which
                                    provides freight forwarding or air express
                                    services.

                              o.    Voice Initiated Election means any election
                                    concerning dividend options available to
                                    Investment Company shareholders or
                                    subscribers which is requested by voice over
                                    the telephone.

                              p.    Voice Initiated Redemption means any
                                    redemption of shares issued by an Investment
                                    Company which is requested by voice over the
                                    telephone.

                              q.    Voice Initiated Funds Transfer Instruction
                                    means any Voice Initiated Redemption or
                                    Voice Initiated Election.

                              For the purposes of these definitions, the
                              singular includes the plural and the plural
                              includes the singular, unless otherwise indicated.

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General Exclusions -    2.    This bond does not directly or indirectly cover:
Applicable to All
Insuring Clauses              a.    loss not reported to the COMPANY in writing
                                    within sixty (60) days after termination of
                                    this Bond as an entirety;

                              b.    loss due to riot or civil commotion outside
                                    the United States of America and Canada, or
                                    any loss due to military, naval or usurped
                                    power, war or insurrection. This Section
                                    2.b., however, shall not apply to loss which
                                    occurs in transit in the circumstances
                                    recited in INSURING CLAUSE 3., provided that
                                    when such transit was initiated there was no
                                    knowledge on the part of any person acting
                                    for the ASSURED of such riot, civil
                                    commotion, military, naval or usurped power,
                                    war or insurrection;

                              c.    loss resulting from the effects of nuclear
                                    fission or fusion or radioactivity;

                              d.    loss of potential income including, but not
                                    limited to, interest and dividends not
                                    realized by the ASSURED or by any customer
                                    of the ASSURED;

                              e.    damages of any type for which the ASSURED is
                                    legally liable, except compensatory damages,
                                    but not multiples thereof, arising from a
                                    loss covered under this Bond;

                              f.    costs, fees and expenses incurred by the
                                    ASSURED in establishing the existence of or
                                    amount of loss under this Bond, except to
                                    the extent covered under INSURING CLAUSE
                                    11.;

                              g.    loss resulting from indirect or
                                    consequential loss of any nature;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

Conditions And Limitations

General Exclusions -          h.    loss resulting from dishonest acts by any
Applicable to All                   member of the Board of Directors or Board of
Insuring Clauses                    Trustees of the ASSURED who is not an
(continued)                         Employee, acting alone or in collusion with
                                    others;

                              i.    loss, or that part of any loss, resulting
                                    solely from any violation by the ASSURED or
                                    by any Employee:

                                    (1)   of any law regulating:

                                          a.    the issuance, purchase or sale
                                                of securities,

                                          b.    securities transactions on
                                                security or commodity exchanges
                                                or the over the counter market,

                                          c.    investment companies,

                                          d.    investment advisors, or

                                    (2)   of any rule or regulation made
                                          pursuant to any such law; or

                              j.    loss of confidential information, material
                                    or data;

                              k.    loss resulting from voice requests or
                                    instructions received over the telephone,
                                    provided however, this Section 2.k. shall
                                    not apply to INSURING CLAUSE 7. or 9.

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Specific Exclusions -   3.    This Bond does not directly or indirectly cover:
Applicable To All I
nsuring Clauses Except        a.    loss caused by an Employee, provided,
Insuring Clause 1.                  however, this Section 3.a. shall not apply
                                    to loss covered under INSURING CLAUSE 2. or
                                    3. which results directly from misplacement,
                                    mysterious unexplainable disappearance, or
                                    damage or destruction of Property;

                              b.    loss through the surrender of property away
                                    from premises of the ASSURED as a result of
                                    a threat:

                                    (1)   to do bodily harm to any natural
                                          person, except loss of Property in
                                          transit in the custody of any person
                                          acting as messenger of the ASSURED,
                                          provided that when such transit was
                                          initiated there was no knowledge by
                                          the ASSURED of any such threat, and
                                          provided further that this Section
                                          3.b. shall not apply to INSURING
                                          CLAUSE 7., or

                                    (2)   to do damage to the premises or
                                          Property of the ASSURED;

                              c.    loss resulting from payments made or
                                    withdrawals from any account involving
                                    erroneous credits to such account;

                              d.    loss involving Items of Deposit which are
                                    not finally paid for any reason provided
                                    however, that this Section 3.d. shall not
                                    apply to INSURING CLAUSE 10.;

                              e.    loss of property while in the mail;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

Conditions And
Limitations

Specific Exclusions -         f.    loss resulting from the for any reason of a
Applicable To All Insuring          financial or failure depository institution,
Clauses Except Insuring             its receiver or other liquidator to pay or
Clause 1.                           deliver funds or other Property to the
(continued)                         ASSURED provided further that this Section
                                    3.f. shall not of Property resulting
                                    directly from apply to loss robbery,
                                    burglary, mysterious misplacement,
                                    unexplainable disappearance, damage,
                                    destruction removal from the possession,
                                    custody or control of or the ASSURED.

                              g.    loss of Property while in the custody of a
                                    Transportation Company, provided however,
                                    that this Section 3.g. shall not apply to
                                    INSURING CLAUSE 3.;

                              h.    loss resulting from entries or changes made
                                    by a natural person with authorized access
                                    to a Computer System who acts in good faith
                                    on instructions, unless such instructions
                                    are given to that person by a software
                                    contractor or its partner, officer, or
                                    employee authorized by the ASSURED to
                                    design, develop, prepare, supply, service,
                                    write or implement programs for the
                                    ASSURED's Computer System; or

                              i.    loss resulting directly or indirectly from
                                    the input of data into a Computer System
                                    terminal, either on the premises of the
                                    customer of the ASSURED or under the control
                                    of such a customer, by a customer or other
                                    person who had authorized access to the
                                    customer's authentication mechanism.

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Specific Exclusions -   4.    This bond does not directly or indirectly cover:
Applicable To All
Insuring Clauses Except       a.    loss resulting from the complete or partial
Insuring Clauses 1.,                non-payment of or default on any loan
4., And 5.                          whether such loan was procured in good faith
                                    or through trick, artifice, fraud or false
                                    pretenses; provided, however, this Section
                                    4.a. shall not apply to INSURING CLAUSE 8.;

                              b.    loss resulting from forgery or any
                                    alteration;

                              c.    loss involving a counterfeit provided,
                                    however, this Section 4.c. shall not apply
                                    to INSURING CLAUSE 5. or 6.

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Limit Of Liability/     5.    At all times prior to termination of this Bond,
Non-Reduction And             this Bond shall continue in force for the limit
Non-Accumulation Of           stated in the applicable sections of ITEM 2. of
Liability                     the DECLARATIONS, notwithstanding any previous
                              loss for which the COMPANY may have paid or be
                              liable to pay under this Bond provided, however,
                              that the liability of the COMPANY under this Bond
                              with respect to all loss resulting from:

                              a.    any one act of burglary, robbery or hold-up,
                                    or attempt thereat, in which no Employee is
                                    concerned or implicated, or

                              b.    any one unintentional or negligent act on
                                    the part of any one person resulting in
                                    damage to or destruction or misplacement of
                                    Property, or

                              c.    all acts, other than those specified in a.
                                    above, of any one person, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

Conditions And Limitations

Limit Of Liability/           d.    any one casualty or event other than those
Non-Reduction And                   specified in a., b., or c. above,
Non-Accumulation Of
Liability                     shall be deemed to be one loss and shall be
(continued)                   limited to the applicable LIMIT OF LIABILITY
                              stated in ITEM 2. of the DECLARATIONS of this Bond
                              irrespective of the total amount of such loss or
                              losses and shall not be cumulative in amounts from
                              year to year or from period to period.

                              All acts, as specified in c. above, of any one
                              person which

                              i.    directly or indirectly aid in any way
                                    wrongful acts of any other person or
                                    persons, or

                              ii.   permit the continuation of wrongful acts of
                                    any other person or persons

                              whether such acts are committed with or without
                              the knowledge of the wrongful acts of the person
                              so aided, and whether such acts are committed with
                              or without the intent to aid such other person,
                              shall be deemed to be one loss with the wrongful
                              acts of all persons so aided.

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Discovery               6.    This Bond applies only to loss first discovered by
                              an officer of the ASSURED during the BOND PERIOD.
                              Discovery occurs at the earlier of an officer of
                              the ASSURED being aware of:

                              a.    facts which may subsequently result in a
                                    loss of a type covered by this Bond, or

                              b.    an actual or potential claim in which it is
                                    alleged that the ASSURED is liable to a
                                    third party,

                              regardless of when the act or acts causing or
                              contributing to such loss occurred, even though
                              the amount of loss does not exceed the applicable
                              DEDUCTIBLE AMOUNT, or the exact amount or details
                              of loss may not then be known.

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Notice To Company -     7.    a.    The ASSURED shall give the COMPANY notice
Proof - Legal                       thereof at the earliest practicable moment,
Proceedings                         not to exceed sixty (60) days after
Against Company                     discovery of loss, in an amount that is in
                                    excess of 50% of the applicable DEDUCTIBLE
                                    AMOUNT, as stated in ITEM 2. of the
                                    DECLARATIONS.

                              b.    The ASSURED shall furnish to the COMPANY
                                    proof of loss, duly sworn to, with full
                                    particulars within six (6) months after such
                                    discovery.

                              c.    Securities listed in a proof of loss shall
                                    be identified by certificate or bond
                                    numbers, if issued with them.

                              d.    Legal proceedings for the recovery of any
                                    loss under this Bond shall not be brought
                                    prior to the expiration of sixty (60) days
                                    after the proof of loss is filed with the
                                    COMPANY or after the expiration of
                                    twenty-four (24) months from the discovery
                                    of such loss.

                              e.    This Bond affords coverage only in favor of
                                    the ASSURED. No claim, suit, action or legal
                                    proceedings shall be brought under this Bond
                                    by anyone other than the ASSURED.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

Conditions And
Limitations

Notice To Company -           f.    Proof of loss involving Voice Initiated
Proof - Legal                       Funds Transfer Instruction shall include
Proceedings                         electronic recordings of such instructions.
Against Company
(continued)

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Deductible Amount       8.    The COMPANY shall not be liable under any INSURING
                              CLAUSES of this Bond on account of loss unless the
                              amount of such loss, after deducting the net
                              amount of all reimbursement and/or recovery
                              obtained or made by the ASSURED, other than from
                              any Bond or policy of insurance issued by an
                              insurance company and covering such loss, or by
                              the COMPANY on account thereof prior to payment by
                              the COMPANY of such loss, shall exceed the
                              DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
                              DECLARATIONS, and then for such excess only, but
                              in no event for more than the applicable LIMITS OF
                              LIABILITY stated in ITEM 2. of the DECLARATIONS.

                              There shall be no deductible applicable to any
                              loss under INSURING CLAUSE 1. sustained by any
                              Investment Company.

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Valuation               9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                              The value of any loss of Property consisting of
                              books of account or other records used by the
                              ASSURED in the conduct of its business shall be
                              the amount paid by the ASSURED for blank books,
                              blank pages, or other materials which replace the
                              lost books of account or other records, plus the
                              cost of labor paid by the ASSURED for the actual
                              transcription or copying of data to reproduce such
                              books of account or other records.

                              The value of any loss of Property other than books
                              of account or other records used by the ASSURED in
                              the conduct of its business, for which a claim is
                              made shall be determined by the average market
                              value of such Property on the business day
                              immediately preceding discovery of such loss
                              provided, however, that the value of any Property
                              replaced by the ASSURED with the consent of the
                              COMPANY and prior to the settlement of any claim
                              for such Property shall be the actual market value
                              at the time of replacement.

                              In the case of a loss of interim certificates,
                              warrants, rights or other securities, the
                              production of which is necessary to the exercise
                              of subscription, conversion, redemption or deposit
                              privileges, the value of them shall be the market
                              value of such privileges immediately preceding
                              their expiration if said loss is not discovered
                              until after their expiration. If no market price
                              is quoted for such Property or for such
                              privileges, the value shall be fixed by agreement
                              between the parties.

                              OTHER PROPERTY

                              The value of any loss of Property, other than as
                              stated above, shall be the actual cash value or
                              the cost of repairing or replacing such Property
                              with Property of like quality and value, whichever
                              is less.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

--------------------------------------------------------------------------------

Conditions And
Limitations
(continued)

Securities Settlement   10.   In the event of a loss of securities covered under
                              this Bond, the COMPANY may, at its sole
                              discretion, purchase replacement securities,
                              tender the value of the securities in money, or
                              issue its indemnity to effect replacement
                              securities.

                              The indemnity required from the ASSURED under the
                              terms of this Section against all loss, cost or
                              expense arising from the replacement of securities
                              by the COMPANY'S indemnity shall be:

                              a.    for securities having a value less than or
                                    equal to the applicable DEDUCTIBLE AMOUNT -
                                    one hundred (100%) percent;

                              b.    for securities having a value in excess of
                                    the DEDUCTIBLE AMOUNT but within the
                                    applicable LIMIT OF LIABILITY - the
                                    percentage that the DEDUCTIBLE AMOUNT bears
                                    to the value of the securities;

                              c.    for securities having a value greater than
                                    the applicable LIMIT OF LIABILITY - the
                                    percentage that the DEDUCTIBLE AMOUNT and
                                    portion in excess of the applicable LIMIT OF
                                    LIABILITY bears to the value of the
                                    securities.

                              The value referred to in Section 10.a., b., and c.
                              is the value in accordance with Section 9,
                              VALUATION, regardless of the value of such
                              securities at the time the loss under the
                              COMPANY'S indemnity is sustained.

                              The COMPANY is not required to issue its indemnity
                              for any portion of a loss of securities which is
                              not covered by this Bond; however, the COMPANY may
                              do so as a courtesy to the ASSURED and at its sole
                              discretion.

                              The ASSURED shall pay the proportion of the
                              Company's premium charge for the Company's
                              indemnity as set forth in Section 10.a., b., and
                              c. No portion of the LIMIT OF LIABILITY shall be
                              used as payment of premium for any indemnity
                              purchased by the ASSURED to obtain replacement
                              securities.

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Subrogation -           11.   In the event of a payment under this Bond, the
Assignment -                  COMPANY shall be subrogated to all of the
Recovery                      ASSURED'S rights of recovery against any person or
                              entity to the extent of such payment. On request,
                              the ASSURED shall deliver to the COMPANY an
                              assignment of the ASSURED'S rights, title and
                              interest and causes of action against any person
                              or entity to the extent of such payment.

                              Recoveries, whether effected by the COMPANY or by
                              the ASSURED, shall be applied net of the expense
                              of such recovery in the following order:

                              a.    first, to the satisfaction of the ASSURED'S
                                    loss which would otherwise have been paid
                                    but for the fact that it is in excess of the
                                    applicable LIMIT OF LIABILITY,

                              b.    second, to the COMPANY in satisfaction of
                                    amounts paid in settlement of the ASSURED'S
                                    claim,

                              c.    third, to the ASSURED in satisfaction of the
                                    applicable DEDUCTIBLE AMOUNT, and

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

Conditions And
Limitations

Subrogation -                 d.    fourth, to the ASSURED in satisfaction of
Assignment -                        any loss suffered by the ASSURED which was
Recovery                            not covered under this Bond.
(continued)
                              Recovery from reinsurance or indemnity of the
                              COMPANY shall not be deemed a recovery under this
                              section.

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Cooperation Of Assured  12.   At the COMPANY'S request and at reasonable times
                              and places designated by the COMPANY, the ASSURED
                              shall:

                              a.    submit to examination by the COMPANY and
                                    subscribe to the same under oath,

                              b.    produce for the COMPANY'S examination all
                                    pertinent records, and

                              c.    cooperate with the COMPANY in all matters
                                    pertaining to the loss.

                              The ASSURED shall execute all papers and render
                              assistance to secure to the COMPANY the rights and
                              causes of action provided for under this Bond. The
                              ASSURED shall do nothing after loss to prejudice
                              such rights or causes of action.

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Termination             13.   If the Bond is for a sole ASSURED, it shall not be
                              terminated unless written notice shall have been
                              given by the acting party to the affected party
                              and to the Securities and Exchange Commission,
                              Washington, D.C., not less than sixty (60) days
                              prior to the effective date of such termination.

                              If the Bond is for a joint ASSURED, it shall not
                              be terminated unless written notice shall have
                              been given by the acting party to the affected
                              party, and by the COMPANY to all ASSURED
                              Investment Companies and to the Securities and
                              Exchange Commission, Washington, D.C., not less
                              than sixty (60) days prior to the effective date
                              of such termination.

                              This Bond will terminate as to any one ASSURED,
                              other than an Investment Company:

                              a.    immediately on the taking over of such
                                    ASSURED by a receiver or other liquidator or
                                    by State or Federal officials, or

                              b.    immediately on the filing of a petition
                                    under any State or Federal statute relative
                                    to bankruptcy or reorganization of the
                                    ASSURED, or assignment for the benefit of
                                    creditors of the ASSURED, or

                              c.    immediately upon such ASSURED ceasing to
                                    exist, whether through merger into another
                                    entity, disposition of all of its assets or
                                    otherwise.

                              The COMPANY shall refund the unearned premium
                              computed at short rates in accordance with the
                              standard short rate cancellation tables if
                              terminated by the ASSURED or pro rata if
                              terminated for any other reason.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Termination                   If any partner, director, trustee, or officer or
(continued)                   supervisory employee of an ASSURED not acting in
                              collusion with an Employee learns of any dishonest
                              act committed by such Employee at any time,
                              whether in the employment of the ASSURED or
                              otherwise, whether or not such act is of the type
                              covered under this Bond, and whether against the
                              ASSURED or any other person or entity, the
                              ASSURED:

                              a.    shall immediately remove such Employee from
                                    a position that would enable such Employee
                                    to cause the ASSURED to suffer a loss
                                    covered by this Bond; and

                              b.    within forty-eight (48) hours of learning
                                    that an Employee has committed any dishonest
                                    act, shall notify the COMPANY, of such
                                    action and provide full particulars of such
                                    dishonest act.

                              The COMPANY may terminate coverage as respects any
                              Employee sixty (60) days after written notice is
                              received by each ASSURED Investment Company and
                              the Securities and Exchange Commission,
                              Washington, D.C. of its desire to terminate this
                              Bond as to such Employee.

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Other Insurance         14.   Coverage under this Bond shall apply only as
                              excess over any valid and collectible insurance,
                              indemnity or suretyship obtained by or on behalf
                              of:

                              a.    the ASSURED,

                              b.    a Transportation Company, or

                              c.    another entity on whose premises the loss
                                    occurred or which employed the person
                                    causing the loss or engaged the messenger
                                    conveying the Property involved.

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Conformity              15.   If any limitation within this Bond is prohibited
                              by any law controlling this Bond's construction,
                              such limitation shall be deemed to be amended so
                              as to equal the minimum period of limitation
                              provided by such law.

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Change or Modification  16.   This Bond or any instrument amending or affecting
                              this Bond may not be changed or modified orally.
                              No change in or modification of this Bond shall be
                              effective except when made by written endorsement
                              to this Bond signed by an authorized
                              representative of the COMPANY.

                              If this Bond is for a sole ASSURED, no change or
                              modification which would adversely affect the
                              rights of the ASSURED shall be effective prior to
                              sixty (60) days after written notice has been
                              furnished to the Securities and Exchange
                              Commission, Washington, D.C., by the acting party.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

Conditions And
Limitations

Change or Modification        If this Bond is for a joint ASSURED, no charge or
(continued)                   modification which would adversely affect the
                              rights of the ASSURED shall be effective prior to
                              sixty (60) days after written notice has been
                              furnished to all insured Investment Companies and
                              to the Securities and Exchange Commission,
                              Washington, D.C., by the COMPANY.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

                                            FEDERAL INSURANCE COMPANY

                                            Endorsement No. 2 BOND

                                            Bond Number:    81574601

NAME OF ASSURED: MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

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                    SUB-ADVISER/SUB-ADMINISTRATOR ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph (9), in its entirety, from the Definition of Employee and substituting the following:

(9)   any partner, officer or employee of an investment adviser, an underwriter
      (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, sub-advisor or sub-administrator, for an Investment
      Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

This Endorsement applies to loss discovered after 12:01 a.m. on March 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 4, 2006                         By /s/ Robert Hamburger
                                               --------------------
                                               Authorized Representative

ICAP Bond
Form 17-02-1255 (Rev. 5-98)

                                            FEDERAL INSURANCE COMPANY

                                            Endorsement No: 4 BOND

                                            BOND Number:    81574601

NAME OF ASSURED: MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

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                          TEXAS AMENDATORY ENDORSEMENT

It is agreed that this BOND is amended by adding an additional paragraph to
Section 13.,Termination, as follows:

      "The COMPANY may not terminate or refuse to renew this BOND solely because the ASSURED is an elected official."

This Endorsement applies to loss discovered after 12:01 a.m. on March 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 4, 2006                         By /s/ Robert Hamburger
                                               --------------------
                                               Authorized Representative

State Amendatory-General Use
Form 17-02-1429 (Ed. 1-97)

                                            FEDERAL INSURANCE COMPANY

                                            Endorsement No: 5 BOND

                                            Bond Number:    81574601

NAME OF ASSURED: MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

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                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

MEMORIAL FUNDS
GOVERNMENT BOND FUND
GROWTH EQUITY FUND
VALUE EQUITY FUND

This Endorsement applies to loss discovered after 12:01 a.m. on March 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 4, 2006                         By /s/ Robert Hamburger
                                               --------------------
                                               Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04)                                                Page 1

Effective date of
this endorsement: March 16, 2006       FEDERAL INSURANCE COMPANY

                                       Endorsement No.: 3 BOND

                                       To be attached to and form a part of BOND
                                       Number: 81574601

Issued to: MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

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              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 4, 2006                         By /s/ Robert Hamburger
                                               --------------------
                                               Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                            FEDERAL INSURANCE COMPANY

                                            Endorsement No.: 1 BOND

                                            Bond Number:     81574601

NAME OF ASSURED: MEMORIAL FUNDS C/O PARKWAY ADVISORS, L.P.

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                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on March 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 4, 2006                         By /s/ Robert Hamburger
                                               --------------------
                                               Authorized Representative

ICAP Bond
Form 17-02-2437 (Ed. 1-01)